UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Corporate Taxpayer ID (CNPJ/ME) No 06.057.223/0001-71

Company Registry (NIRE) No. 33.3.002.7290-9

MATERIAL FACT

Sendas Distribuidora S.A. (“Company”) informs its shareholders and the market in general that, on July 27, 2021, the Board of Directors of the Company approved the 2nd (second) issuance of commercial promissory notes by the Company (“Issuance” and “Promissory Notes”, respectively), in the total amount of two billion and five hundred million Brazilian Reais (R$2,500,000,000.00).

The Promissory Notes will be publicly placed with restricted distribution efforts, in accordance with CVM Instruction No. 476 of January 16th, 2009, as amended and other applicable legal and regulatory provisions (“Restricted Offering”), with intermediation of certain financial institutions that are part of the securities distribution system.

The issuance date and other terms and conditions of the Promissory Notes shall be detailed and governed by the instruments of the Promissory Notes, which shall be submitted to a new deliberation by the Board of Directors in due course.

This Material Fact is only for information purpose, pursuant to applicable regulations, and shall not be construed as a selling effort of the Promissory Notes.

Rio de Janeiro, July 27, 2021

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer